FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Official notice regarding final pricing of the exchange offer announced on October 2, 2009.

Madrid, October 9th 2009

Repsol International Finance, B.V. (Repsol YPF Group) has announced today the final pricing of the debt exchange offer announced on 2 October 2009, whereby the Company invited holders of its “Euro €1,175 million 6 per cent. Guaranteed Notes Due 2010” (“2010 Notes”) to offer their 2010 Notes, in whole or in part, in exchange for the extension of its “Euro €650,000,000 4.75 per cent. Guaranteed Notes Due 2017” (the “New Notes”).

According to the terms included in the Exchange Offer Memorandum, the new issue price is fixed on 100.50% and the new issue yield is 4.664%. The exchange ratio for the New Notes is fixed on 1.018201.

After the end of the offer period, €231,600,000 principal amount of the 2010 Notes were offered to, and accepted by, the Company for exchange and cancellation.

Accordingly, following settlement of the operation, which is expected to take place on October 16th, 2009, the principal amount of the New Notes will be €235,792,000 according to the above mentioned exchange ratio of 1.018201 and any rounding amount shall be paid in cash. The final aggregate outstanding principal amount of the remaining 2010 Notes will be €943,400,000.

The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and may not be offered or sold in the United States absent registration or pursuant to an exemption from the registration requirements of the Securities Act and in accordance with applicable state securities laws.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: October 9, 2009	By:	/s/ FERNANDO RAMÍREZ
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer